EXHIBIT 99.1
                                  ------------

                          [SOUTHERN ARIZONA LETTERHEAD]
                                 April ___, 1996



Shareholders of Southern Arizona Bancorp, Inc.


Dear Shareholder:

         A Special Meeting of the Shareholders of Southern Arizona Bancorp, Inc. ("Southern Arizona") has been called for 6:30 p.m., Arizona Time, on May ___, 1996, at Best Western Chilton Inn and Conference Center, 300 East 32nd Street, Yuma, Arizona.

         The purpose of the Special Meeting is to consider and act upon an Agreement and Plan of Reorganization (the "Plan of Reorganization") among Southern Arizona, Zions Bancorporation ("Zions"), National Bank of Arizona ("NBA") and Southern Arizona Bank (the "Bank").

         If the Plan of Reorganization is approved, and all conditions are met, the Plan of Reorganization will result in the merger of Southern Arizona into Zions and the merger of the Bank into NBA. Upon consummation of the Plan of Reorganization, each holder of Southern Arizona's Common Stock will, upon surrender of the shareholder's stock certificate, be entitled to receive in exchange for each share held as of the effective date of the Plan of Reorganization, that number of shares of Zions Common Stock calculated by dividing the Benchmark Price (as defined in the Plan of Reorganization) of $25,330,000 plus certain accretions by the average closing price (as defined) of Zions Common Stock and by further dividing the number so reached by the number of shares of Southern Arizona Common Stock issued and outstanding as of the effective date of the merger. No fractional shares of Zions Common Stock will be issued. Instead, cash in an amount equal to the fractional part of a share multiplied by the average closing price of Zions Common Stock (as determined under the Plan of Reorganization) will be paid to Southern Arizona shareholders.

         For example, if the Plan of Reorganization had been consummated as of April __, 1996, and the average closing price of Zions Common Stock was $ _____, the Reorganization would have resulted in an exchange ratio of ___ shares of Zions Common Stock for each share of Southern Arizona Common Stock, or an equivalent consideration to holders of Southern Arizona's Common Stock of $ ____ per share.

         The accompanying Proxy Statement details the terms of the proposed Plan of Reorganization and provides information concerning Southern Arizona, Zions, NBA, and the Plan of Reorganization. The Proxy Statement contains important information necessary for you to make a decision about how to vote at the Special Meeting. Please read it carefully.

         The affirmative vote of at least two-thirds of the holders of Southern Arizona Common Stock and two-thirds of the issued and outstanding shares of Southern Arizona is required for approval of the Plan of Reorganization. Therefore, it is important that you vote. Failure to vote will have the same


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Shareholders of Southern Arizona Bancorp, Inc.
April __, 1996
Page 2






effect as a vote against the Reorganization. Consequently, please mark, sign, date and return the enclosed proxy as soon as possible.

         Any shareholder may attend the Special Meeting and vote in person if he desires.

         Consummation of the Plan of Reorganization is subject to approval by federal and state bank regulatory agencies and to certain other conditions, including the maintenance of Southern Arizona's financial condition. If approved, the Plan of Reorganization will most likely be consummated sometime in the second quarter of 1996, assuming that all banking regulatory approvals are received timely.

         The Board of Directors has unanimously approved the Plan of Reorganization and determined that the Reorganization is in the best interests of Southern Arizona, its shareholders, employees and the community it serves. The Board of Directors of Southern Arizona has also received the opinion dated February 29, 1996 of M One, Inc., Southern Arizona's independent financial advisory consultant, that the consideration offered in the Plan of Reorganization is fair to shareholders of Southern Arizona from a financial point of view. The Board of Directors unanimously recommends that you vote to approve to Plan of Reorganization.

         If the Plan of Reorganization is approved by the shareholders, on or shortly after the effective date of the Plan of Reorganization, Zions will send you instructions describing the procedure to be followed to exchange your Southern Arizona stock certificate for common stock of Zions. Please do not send your certificates to the Southern Arizona prior to receiving these instructions.



                                           Sincerely,


                                          -------------------------------------
                                          John  F. Byrd
                                          President and Chief Executive Officer





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